SECURIT 13011922 SSION

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SEC FILE NUMBER
8 - 53656

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2012** (MM/DD/YY) AND ENDING **12/31/2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SEVEN HILLS PARTNERS LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 BATTERY STREET, 16TH FLOOR
(No. and Street)

SAN FRANCISCO	**CA**	**94111-3370**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD F. WOODHAM **(415) 869-6213**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN KASS
(Name -- *if individual, state last, first, middle name*)

9171 WILSHIRE BLVD, 5TH FLOOR	**BEVERLY HILLS**	**CA**	**90210**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, EDWARD F. WOODHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEVEN HILLS PARTNERS LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 11th day of March, 2013, by Edward Fuller Woodham proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature [signature]
Notary Public

[signature]
Signature

Chief Financial Officer
Title

ANTONIO LOCATELLI
Commission # 1964358
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2016

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEVEN HILLS PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

SEVEN HILLS PARTNERS LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Boston
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Seven Hills Partners LLC

We have audited the accompanying statement of financial condition of Seven Hills Partners LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seven Hills Partners LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Beverly Hills, California
March 13, 2013

SEVEN HILLS PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS	
Cash and cash equivalents	$ 2,657,098
Unbilled expenses	71,467
Accounts receivable, net	41,303
Securities owned, at fair value	31,113
Prepaid expenses	9,499
	$ 2,810,480
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Due to Parent	$ 791,498
Unearned revenues	1,599
Total liabilities	793,097
Member's equity	2,017,383
	$ 2,810,480

See accompanying notes to financial statement.

SEVEN HILLS PARTNERS LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

Seven Hills Partners LLC (the "Company") was formed as a single member limited liability company in the state of California on October 3, 2001. The Company is a wholly-owned subsidiary of Seven Hills Group LLC (the "Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of providing advice with respect to business transactions, mergers and acquisitions, and acting as an agent in the raising of capital through public and private placements of equity and debt securities of its clients.

Basis of Presentation

The financial statements are presented in United States ("U.S.") dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on March 13, 2013. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers its investment in a money market account to be a cash equivalent. During the normal course of business, the Company maintains an account with Charles Schwab & Co. (the "Broker"). At December 31, 2012, approximately $1,672,000 of cash equivalents are held with the Broker, and this amount is included in cash and cash equivalents on the statement of financial condition.

Accounts Receivable, Net

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections, and current credit conditions. As of December 31, 2012, the Company's allowance for doubtful accounts was approximately $21,000.

Investment Banking Revenues

The Company records investment banking revenues in accordance with the terms contained in its letter agreements with its clients. These terms typically include a non-refundable retainer fee, which is due upon execution of the agreement, and which may or may not be applied toward a subsequent transaction fee or placement fee. When advising a client on the sale of some or all of its own stock or assets, the purchase of stock or assets of another company, or the combination with or into another business entity, the Company charges a transaction fee as compensation for its services rendered in connection with a successfully completed transaction. The fee, recorded and due upon the consummation of such transaction, is usually defined as the greater of an amount determined by a formula based on aggregate transaction value, as that term is defined in each agreement, or a set minimum fee. When assisting a client with the public or private placement of its equities or debt, the Company charges a placement fee, usually expressed as a percentage of the capital raised, subject to a minimum fee, that is recorded and due upon the closing of the placement. Additionally, the Company provides on-going general financial advice to certain clients and recognizes the income from such engagements ratably over the period covered under the agreement.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Securities Owned, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Valuation Techniques

Investments in Securities

The Company's investments in securities are generally received in connection with investment banking services.

The Company values securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Fair value for many over-the-counter ("OTC") contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

OTC Derivative Contracts

OTC derivative contracts include warrants received in connection with investment banking services.

Depending on the underlying security and the terms of the transaction, the fair value of certain OTC derivatives may be able to be modeled using a series of techniques, including closed-form analytic formulae, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Certain pricing models do not entail material subjectivity as the methodologies employed include pricing inputs that are observed from actively quoted markets (as is the case for generic interest rate swap and option contracts). In the case of more established derivative contracts, the pricing models used by the Company are widely accepted by marketplace participants. OTC derivatives contracts are generally categorized in Levels 2 or 3 of the fair value hierarchy.

Investments in Private Companies

Investments in private companies include securities received in connection with investment banking services.

The Company values securities owned for which there is no ready market at fair value as determined by the Company's management. Ongoing reviews by the Company's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows, and market-based information, including comparable transactions and performance multiples, among other factors. These nonpublic investments are included in Level 3 of the fair value hierarchy.

Income Taxes

As a single-member LLC, the Company is disregarded for federal and state income tax purposes. Its income or loss is reported on the information return of the Parent, itself a pass-through entity. Because the income or loss of the Company is passed through to and the resulting tax consequences are borne by the Parent's various members, the Company does not record a provision for income taxes.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was approximately $1,848,000, which was approximately $1,795,000 in excess of its minimum requirement of approximately $53,000.

3. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Assets (at fair value)				
Securities owned				
Common stocks	$ 20,219	$ -	$ 8,446	$ 28,665
Warrants	-	-	2,448	2,448
Total securities owned	20,219	-	10,894	31,113
Cash equivalents	1,672,000	-	-	1,672,000
	$ 1,692,219	$ -	$ 10,894	$ 1,703,113

During the year ended December 31, 2012, the Fund did not have any significant transfers between any of the levels of the fair value hierarchy.

3. Fair value measurements (continued)

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2012 were as follows:

	LEVEL 3			
	Beginning Balance January 1, 2012	**Realized & Unrealized Losses**	**Ending Balance December 31, 2012**	**Change in Unrealized Losses for Securities still held at December 31, 2012**
Assets				
Securities owned (at fair value)				
Common stocks	$ 8,446	$ -	$ 8,446	$ -
Warrants	7,328	(4,880)	2,448	(4,880)
	$ 15,774	$ (4,880)	$ 10,894	$ (4,880)

The change in unrealized loss for the year ended December 31, 2012 for securities still held at December 31, 2012 of $4,880 is reflected in net change in unrealized depreciation on securities owned, at fair value on the statement of operations.

4. Derivative securities

In the normal course of business, the Company may receive derivative securities in connection with investment banking services. Derivative securities are subject to additional risks that can result in a loss of all or part of an investment. The Company's primary underlying risk with derivative activities and exposure to derivative contracts is equity price fluctuations. In addition to its equity price risk, the Company is also subject to counterparty risk due to the potential inability of its counterparties to meet the terms of their derivative securities.

Warrants

The Company may receive warrants in connection with its investment banking services. The warrants provide the Company with exposure and potential gains upon equity appreciation of the portfolio company's share price.

4. Derivative contracts (continued)

Warrants (continued)

The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to satisfy its issued warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its warrants.

Volume of Derivative Activities

At December 31, 2012, the volume of the Company's derivative activities based on their notional amounts and number of share equivalents, categorized by primary underlying risk, are as follows:

(notional amounts in thousands)

	Long exposure	
Primary underlying risk	**Notional amounts**	**Number of contracts**
Equity price		
Warrants [(a)]	$ 288	426

(a) Notional amounts presented for warrants are based on the fair value of the underlying shares as if the warrants were exercised at December 31, 2012.

Impact of Derivatives on the Statement of Financial Condition and Statement of Operations

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as securities owned, at fair value, categorized by primary underlying risk, at December 31, 2012. The following table also identifies the net loss amount included in the statement of operations as loss on securities owned, at fair value, for the year ended December 31, 2012.

(in thousands)

Primary underlying risk	**Derivative assets**	**Amount of loss**
Equity price		
Warrants	$ 2	$ (5)

5. Concentrations of credit risk

As of December 31, 2012, the Company maintained approximately $985,000 of its cash balance in an interest-bearing deposit account with City National Bank. This balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company's management monitors the risk associated with this balance and does not anticipate any losses from this counterparty. Additionally, as of December 31, 2012, the Company maintained approximately $1,672,000 of its cash balance in a dividend-earning money market fund held at the Broker which is not FDIC insured. The Company does not consider the risk associated with this money market fund to be significant, though it has taken the required two percent haircut on its balance in computing net capital.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) provided that it does not otherwise hold funds or securities for, or owe money or securities to, customers and, if necessary, effectuates all financial transactions with customers through a "Special Account for the Exclusive Benefit of Customers".

7. Related party transactions

Due to Parent

During 2012, the Parent made payments for various expenses related to the business of the Company. There was no expense-sharing agreement between the Parent and the Company in effect during 2012, and the Company reimburses the Parent for these expenses and records them when incurred. The Company posts the corresponding liability to the account Due to Parent. During 2012, the Company reimbursed the Parent approximately $5,765,000 for expenses paid by the Parent. As of December 31, 2012, the Company owed the Parent approximately $791,000 for such expenses. This liability is included on the statement of financial condition.